UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                        SEC FILE NUMBER

                                                           0-1665

                                                         CUSIP NUMBER

                                                          233 065 101
                                                        --------------



(Check One):  [ X ] Form 10-K and Form 10-KSB   [  ] Form 11-K    [  ] Form 20-F
              [   ] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

         For Period Ended:    December 31, 2000
                            -----------------------

         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR

         For the Transition Period Ended:
                                           -------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                DCAP GROUP, INC.
                             Full Name of Registrant

                            Former Name if Applicable

                                90 Merrick Avenue
                               -------------------
            Address of Principal Executive Office (Street and Number)

                              East Meadow, NY 11554
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]  (a)     The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]  (b)     The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)     The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company was unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 within the prescribed time period due to the need to account for various purchase and sale transactions recently entered into by the Company which had an impact on the amount of the Company's goodwill.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Barry Goldstein                      (516)             735-0900
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        (Name)                         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

It is anticipated that the Company will report revenues for the year ended December 31, 2000 of approximately $7,815,000 as compared to $9,149,909 for the year ended December 31, 1999 and that it will report a net loss of approximately $3,660,000 for 2000 as compared to a net loss of $450,042 for 1999.

The decrease in revenue was primarily due to a reduction in approximately $1,330,000 in insurance commission and fee revenue. This reduction was caused by the sale or closure of 14 DCAP stores during 2000 as well as competitive pressures in the industry.

The increase in net loss was primarily caused by the reduction in revenue and a write-off of goodwill of approximately $2,370,000. The write-off of goodwill was caused primarily by the Company's plans to divest its ownership in DCAP stores and shift to a franchise business model.

                                DCAP GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 3, 2001                       By:/s/ Barry Goldstein
     --------------------                    ---------------------------------
                                             Barry Goldstein
                                             Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)